As filed with the Securities and Exchange Commission on August 29, 2018

1933 Act Registration No. 333-226162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 1

FORWARD FUNDS

(Exact Name of Registrant as Specified in Charter)

345 California Street, Suite 1600

San Francisco, California 94104

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: 1-800-999-6809

John A. Blaisdell

Forward Funds

345 California Street, Suite 1600

San Francisco, California 94104

(Name and Address of Agent for Service)

Copies to:

Richard F. Kerr

K&L Gates LLP

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3166

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Forward Funds is being filed to replace Exhibit (12) of Part C of the Registration Statement previously filed with the Securities and Exchange Commission (“SEC”) on July 13, 2018, and amended by Pre-Effective Amendment No. 2 on August 17, 2018.

Parts A and B of the Registration Statement filed with the SEC on July 13, 2018 and the definitive versions of Part A and B of the Registration Statement filed with the SEC on August 17, 2018, are incorporated by reference herein.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (“Securities Act”).

PART C. OTHER INFORMATION

Item 15. Indemnification

The Registrant’s Amended and Restated Declaration of Trust (“Declaration of Trust”), incorporated by reference to Exhibit (a) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018, and Amended and Restated By-Laws, incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 123 to the Registrant’s Registration Statement filed with the Commission on April 29, 2016, provide among other things, that current and former trustees, Advisory Board members and officers who were or are a party, or are threatened to be made a party, to any proceeding or claim by reason of the fact that such person is or was a Trustee, Advisory Board member or officer of the Registrant, shall be indemnified against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) that his conduct was in the Registrant’s best interests and (b) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful; provided that, the trustees, Advisory Board members and officers of the Registrant shall not be entitled to indemnification or held harmless if such liabilities were a result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office, or in respect of any claim or proceeding as to which such person shall have been adjudicated by a court or other competent body to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity.

The Distribution Agreement between the Registrant and Forward Securities, LLC filed as Exhibit (e)(1)(a) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement, provides for indemnification of Forward Securities, LLC its officers and directors and any person who controls Forward Securities, LLC.

The Registrant has in effect a directors’ and officers’ liability policy covering specific types of errors and omissions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, Advisory Board members, officers and controlling persons of the Registrant pursuant to such provisions of the Declaration of Trust, Underwriting Agreement, or statutes or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, Advisory Board member, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such trustee, Advisory Board member, officer or controlling person in connection with the shares of the Registrant, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16: Exhibits

(1)	Amended and Restated Agreement and Declaration of Trust of Forward Funds (the “Registrant”), incorporated by reference to Exhibit (a) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(2)	Amended and Restated By-Laws of the Registrant dated December 8, 2005, amended as of December 7, 2006, March 4, 2009, September 25, 2009, March 18, 2015, and April 26, 2016, incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 123 to the Registrant’s Registration Statement filed with the Commission on April 29, 2016.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization, incorporated by reference to Exhibit (4) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed on August 17, 2018 (the “N-14 Registration Statement”).

(5)	Not applicable.

(6)(a)(1)	Investment Management Agreement between the Registrant and Forward Management LLC dba Salient (the “Advisor” or “Salient Management”), dated as of June 9, 2015, with respect to Salient Tactical Muni & Credit Fund, Salient US Dividend Signal Fund, Salient EM Infrastructure Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Select Opportunity Fund, Salient Tactical Growth Fund, Salient Adaptive US Equity Fund, Salient Adaptive Balanced Fund, and Salient Adaptive Income Fund, incorporated by reference to Exhibit (d)(1)(a) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(6)(a)(2)	Addendum amending Exhibit A to the Investment Management Agreement between the Registrant and the Advisor with Salient Tactical Muni & Credit Fund, Salient US Dividend Signal Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Select Opportunity Fund, Salient Tactical Growth Fund, and Salient Adaptive US Equity Fund, incorporated by reference to Exhibit (d)(1)(b) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(6)(b)	Investment Sub-Advisory Agreement among the Registrant, the Advisor and Pictet International Management Limited, now known as Pictet Asset Management Limited (“Pictet Ltd”), dated as of June 9, 2015 with respect to the Salient International Small Cap Fund, incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(6)(c)	Investment Sub-Advisory Agreement among the Registrant, the Advisor and Broadmark Asset Management, LLC (“Broadmark”) dated June 9, 2015 with respect to the Salient Tactical Growth Fund, incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(6)(d)	Investment Sub-Advisory Agreement among the Registrant, the Advisor and Pacific Investment Management Company, LLC (“PIMCO”) dated June 9, 2015 with respect to the Salient Tactical Muni & Credit Fund, incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(6)(e)	Investment Management Agreement among the Advisor and Salient Select Opportunity (Cayman) Fund Ltd. effective June 9, 2015 with respect to the Salient Select Opportunity Fund, incorporated by reference to Exhibit (d)(7) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(7)(a)(1)	Distribution Agreement between the Registrant and Forward Securities, LLC (“Forward Securities”) dated as of June 9, 2015, incorporated by reference to Exhibit (e)(1)(a) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(7)(a)(2)	Addendum amending Schedule A to the Distribution Agreement between the Registrant and Forward Securities, incorporated by reference to Exhibit (e)(1)(b) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(8)	None.

(9)(a)(1)	Custodian Agreement between the Registrant and Citibank, N.A. (“Citibank”) dated as of October 24, 2012, incorporated by reference to Exhibit (g)(1)(a) to Post-Effective Amendment No. 116 to the Registrant’s Registration Statement filed with the Commission on November 2, 2015.

(9)(a)(2)	Amended Appendix A to the Custodian Agreement between the Registrant and Citibank, incorporated by reference to Exhibit (g)(1)(b) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(10)(a)(1)	Service and Distribution Plan pursuant to Rule 12b-1 for the Investor Class shares of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Tactical Growth Fund, and Salient Adaptive US Equity Fund, incorporated by reference to Exhibit (m)(3) to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement filed with the Commission on April 30, 2009.

(10)(a)(2)	Amended Appendix A to the Service and Distribution Plan pursuant to Rule 12b-1 for the Investor Class shares of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Tactical Growth Fund, Salient Adaptive US Equity Fund, Salient US Dividend Signal Fund, and Salient Select Opportunity Fund, incorporated by reference to Exhibit (m)(1)(b) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(10)(b)(1)	Service and Distribution Plan pursuant to Rule 12b-1 for the Class A shares of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Tactical Growth Fund, Salient US Dividend Signal Fund and Salient Select Opportunity Fund, incorporated by reference to Exhibit (m)(4) to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement filed with the Commission on April 30, 2009.

(10)(b)(2)	Amended Appendix A to the Service and Distribution Plan pursuant to Rule 12b-1 for the Class A shares of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, Salient US Dividend Signal Fund, and Salient Select Opportunity Fund, incorporated by reference to Exhibit (m)(2)(b) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(10)(c)(1)	Distribution and Service Plan pursuant to Rule 12b-1 for the Class C shares of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, incorporated by reference to Exhibit (m)(5) to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement filed with the Commission on April 30, 2009.

(10)(c)(2)	Amended Appendix A to the Distribution and Service Plan pursuant to Rule 12b-1 for the Class C shares of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Tactical Growth Fund, Salient US Dividend Signal Fund, and Salient Select Opportunity Fund, incorporated by reference to Exhibit (m)(3)(b) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(10)(d)	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3, incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(11)	Legal Opinion of K&L Gates LLP, incorporated by reference to Exhibit (11) to Pre-Effective Amendment No. 2 to the Registrant’s N-14 Registration Statement filed on August 17, 2018.

(12)	Tax opinion of K&L Gates LLP, filed herewith.

(13)(a)(1)	Amended and Restated Fund Accounting and Administration Agreement between the Registrant and ALPS Fund Services, Inc. (“ALPS”) made as of April 12, 2010, incorporated by reference to Exhibit (h)(1)(a) to Post-Effective Amendment No. 70 to the Registrant’s Registration Statement filed with the Commission on April 30, 2010.

(13)(a)(2)	Amendment to Appendix C to the Amended and Restated Fund Accounting and Administration Agreement between the Registrant and ALPS made as of April 24, 2014, incorporated by reference to Exhibit (h)(1)(b) to Post-Effective Amendment No. 109 to the Registrant’s Registration Statement filed with the Commission on April 30, 2014.

(13)(a)(3)	Amendment to Appendix A to the Amended and Restated Fund Accounting and Administration Agreement between the Registrant and ALPS, incorporated by reference to Exhibit (h)(1)(c) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(13)(a)(4)	Amendment to Appendix B to the Amended and Restated Fund Accounting and Administration Agreement between the Registrant and ALPS made as of January 3, 2011, incorporated by reference to Exhibit (h)(1)(d) to Post-Effective Amendment No. 82 to the Registrant’s Registration Statement filed with the Commission on April 29, 2011.

(13)(a)(5)	Amendment to Amended and Restated Fund Accounting and Administration Agreement between the Registrant and ALPS made as of October 17, 2017, incorporated by reference to Exhibit (h)(1)(e) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(b)(1)	Amended and Restated Transfer Agency and Service Agreement between the Registrant and ALPS made as of June 3, 2009 and effective June 15, 2009, incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement filed with the Commission on July 1, 2009.

(13)(b)(2)	Amendment to Schedule A to the Amended and Restated Transfer Agency and Service Agreement between the Registrant and ALPS, incorporated by reference to Exhibit (h)(2)(b) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(13)(b)(3)	Amendment to Schedule B to the Amended and Restated Transfer Agency and Service Agreement between the Registrant and ALPS made as of April 1, 2014, incorporated by reference to Exhibit (h)(2)(c) to Post-Effective Amendment No. 109 to the Registrant’s Registration Statement filed with the Commission on April 30, 2014.

(13)(c)(1)	Amended and Restated Transfer Agent Interactive Client Services Agreement between the Registrant and ALPS made as of June 3, 2009 and effective June 15, 2009, incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement filed with the Commission on July 1, 2009.

(13)(c)(2)	Amendment to Schedule A to the Amended and Restated Transfer Agent Interactive Client Services Agreement between the Registrant and ALPS, incorporated by reference to Exhibit (h)(3)(b) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(13)(d)(1)	Amended and Restated Shareholder Services Plan for the Class A, Class C, Class I2, Investor Class, and Institutional Class shares, as applicable, of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Tactical Growth Fund, Salient Adaptive US Equity Fund, Salient US Dividend Signal Fund, and Salient Select Opportunity Fund, incorporated by reference to Exhibit (h)(4)(a) to Post-Effective Amendment No. 120 to the Registrant’s Registration Statement filed with the Commission on January 5, 2016.

(13)(d)(2)	Exhibit A to the Amended and Restated Shareholder Services Plan for the Class A, Class C, Class I2, Investor Class, and Institutional Class shares, as applicable, of each of the Salient Tactical Muni & Credit Fund, Salient EM Infrastructure Fund, Salient Adaptive Balanced Fund, Salient Adaptive Income Fund, Salient International Dividend Signal Fund, Salient International Real Estate Fund, Salient International Small Cap Fund, Salient Real Estate Fund, Salient Tactical Real Estate Fund, Salient Select Income Fund, Salient Tactical Growth Fund, Salient Adaptive US Equity Fund, Salient US Dividend Signal Fund, and Salient Select Opportunity Fund, incorporated by reference to Exhibit (h)(4)(b) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(13)(e)(1)	Expense Limitation Agreement for the Salient International Dividend Signal Fund (Investor Class shares, Institutional Class shares, Class A shares, Class C shares, Class I2 shares) dated as of April 18, 2018, incorporated by reference to Exhibit (h)(5)(a) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(2)	Expense Limitation Agreement for the Salient Tactical Muni & Credit Fund (Investor Class shares, Institutional Class shares, Class A shares, Class C shares, and Class I2 shares) dated as of August 1, 2017, incorporated by reference to Exhibit (h)(5)(b) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(3)	Advisory Fee Waiver Agreement between the Advisor and the Registrant with respect to the Salient Adaptive Balanced Fund effective as of April 18, 2018, incorporated by reference to Exhibit (h)(5)(c) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(4)	Expense Limitation Agreement for the Salient Adaptive US Equity Fund (Investor Class shares and Institutional Class shares) dated April 18, 2018, incorporated by reference to Exhibit (h)(5)(d) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(5)	Expense Limitation Agreement for the Salient Adaptive Income Fund (Investor Class shares, Institutional Class shares, Class A, and Class C shares) dated April 18, 2018, incorporated by reference to Exhibit (h)(5)(e) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(6)	Expense Limitation Agreement for the Salient US Dividend Signal Fund (Investor Class shares, Institutional Class shares, Class A shares, Class C shares and Class I2 shares) dated April 18, 2018, incorporated by reference to Exhibit (h)(5)(f) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(7)	Expense Limitation Agreement for the Salient Select Opportunity Fund (Investor Class shares, Institutional Class shares, Class A shares, Class C shares and Class I2 shares) dated April 18, 2018, incorporated by reference to Exhibit (h)(5)(g) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(8)	Expense Limitation Agreement for the Salient International Small Cap Fund (Investor Class shares, Institutional Class shares, Class C, and Class I2 shares) dated August 1, 2017, incorporated by reference to Exhibit (h)(5)(h) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(9)	Expense Limitation Agreement for the Salient Adaptive Balanced Fund (Investor Class shares, Institutional Class shares, Class A, and Class C shares) dated April 18, 2018, incorporated by reference to Exhibit (h)(5)(i) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(e)(10)	Expense Limitation Agreement for the Salient EM Infrastructure Fund (Investor Class shares, Institutional Class shares, Class A, Class C, and Class I2 shares) dated April 18, 2018, incorporated by reference to Exhibit (h)(5)(j) to Post-Effective Amendment No. 127 to the Registrant’s Registration Statement filed with the Commission on April 30, 2018.

(13)(f)	Compliance Support Services Agreement between the Registrant and ALPS Fund Services dated as of January 17, 2017, incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 125 to the Registrant’s Registration Statement filed with the Commission on April 28, 2017.

(14)	Consent of Independent Registered Public Accounting Firm, incorporated by reference to Exhibit (14) to Pre-Effective Amendment No. 2 to the Registrant’s N-14 Registration Statement filed on August 17, 2018.

(15)	Not applicable.

(16)	Forward Funds Powers of Attorney, incorporated by reference to Exhibit (16) to Pre-Effective Amendment No. 2 to the Registrant’s N-14 Registration Statement filed on August 17, 2018.

(17)	Expense Limitation Agreement for the Salient International Real Estate Fund (Investor Class shares, Institutional Class shares, Class A, Class C, and Class I2 shares) dated August 17, 2018, incorporated by reference to Exhibit (17) to Pre-Effective Amendment No. 2 to the Registrant’s N-14 Registration Statement filed on August 17, 2018.

Item 17. Undertakings

Not Applicable.

SIGNATURES

As required by the Securities Act of 1933, as amended (the “1933 Act”), this registration statement has been signed on behalf of the Registrant, in the City of Houston, and State of Texas, on the 29th day of August, 2018.

Forward Funds

By:	/s/ John A. Blaisdell
John A. Blaisdell, President

As required by the 1933 Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

	SIGNATURE	TITLE	DATE

	/s/ John Blaisdell*	Trustee; President, Principal Executive Officer	August 29, 2018
John A. Blaisdell

	/s/ Haig G. Mardikian*	Trustee	August 29, 20188
Haig G. Mardikian

	/s/ Julie Allecta*	Trustee	August 29, 2018
Julie Allecta

	/s/ A. John Gambs*	Trustee	August 29, 2018
A. John Gambs

	/s/ Jonathan P. Carroll*	Trustee	August 29, 2018
Jonathan P. Carroll

	/s/ Bernard Harris, Jr.*	Trustee	August 29, 2018
Bernard A. Harris, Jr.

	/s/ Barbara Tolle	Principal Financial Officer, Treasurer	August 29, 2018
Barbara Tolle

*By:	/s/ Barbara Tolle		August 29, 2018
Barbara Tolle
Attorney-in-Fact

EXHIBIT INDEX

(12)	Tax opinion of K&L Gates LLP.